UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

COLONY CAPITAL, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

19624R106

(CUSIP Number)

Thomas J. Barrack, Jr.

Colony Capital, Inc.

515 S. Flower Street, 44th Floor

Los Angeles, California 90071

(310) 282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 7 Pages

CUSIP No. 19624R106	Page 2 of 7 Pages

1	Names of Reporting Persons COLONY CAPITAL, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 17,604,377
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,604,377
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,604,377
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 13.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 19624R106	Page 3 of 7 Pages

1	Names of Reporting Persons COLONY CAPITAL HOLDINGS, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,713,164
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,713,164
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,713,164
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 14.2%
14	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 19624R106	Page 4 of 7 Pages

1	Names of Reporting Persons THOMAS J. BARRACK, JR.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,309,965
	8	Shared Voting Power 18,713,164
	9	Sole Dispositive Power 1,309,965
	10	Shared Dispositive Power 18,713,164
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,023,129
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 15.1%
14	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 19624R106	Page 5 of 7 Pages

This amendment (“Amendment”) supplements the information set forth in the Schedule 13D filed by Colony Capital, LLC, a Delaware limited liability company (“Colony Capital”), Colony Capital Holdings, LLC, a Delaware limited liability company (“CC Holdings”) and Thomas J. Barrack, Jr., a U.S. citizen (“Mr. Barrack” and together with Colony Capital and CC Holdings, the “Reporting Persons”) with the United States Securities and Exchange Commission on April 13, 2015 (as amended, the “Schedule 13D”) relating to the shares of the Class A Common Stock, par value $0.01 per share (the “Shares”) of Colony Capital, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background.

The responses to Items 3, 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The principal business address of each of Colony Capital, CC Holdings and Mr. Barrack is 515 S. Flower Street, 44th Floor, Los Angeles, California, 90071.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On June 2, 2016, the Issuer entered into an Agreement and Plans of Merger (the “Merger Agreement”), by and among NorthStar Realty Finance Corp., a Maryland corporation (“NRF”), the Issuer, NorthStar Asset Management Group Inc., a Delaware corporation (“NSAM”), New Polaris Inc., a Maryland corporation and a wholly-owned subsidiary of NSAM (“New Polaris”), Sirius Merger Sub-T, LLC, a Delaware limited liability company and a wholly-owned subsidiary of NRF (“Sirius Sub”), NorthStar Realty Finance Limited Partnership, a Delaware limited partnership and a subsidiary of NRF (“Sirius LP”), New Sirius Inc., a Maryland corporation and a wholly-owned subsidiary of NRF (“New Sirius”) and New Sirius Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of New Sirius (“New Sirius Sub”).

Subject to the terms and conditions of the Merger Agreement, NSAM, the Issuer and NRF will combine in an all-stock merger of equals transaction (the “Mergers”). The transaction has been unanimously approved by the Special Committees of NSAM and NRF, and the board of directors of the Issuer. However, consummation of the Mergers is subject to the fulfillment or waiver of specified closing conditions, including, without limitation, the receipt of the affirmative vote of the holders of a majority of the Issuer’s securities entitled to vote at a stockholders’ meeting to approve the merger of the Issuer with and into New Polaris with New Polaris as the surviving entity and certain other transactions contemplated by the Merger Agreement, the receipt of the affirmative vote of holders of a majority of the outstanding shares of NSAM and NRF common stock.

Under the terms of the Merger Agreement, NSAM will redomesticate to Maryland and elect to be treated as a REIT beginning in 2017, and NRF and the Issuer, through a series of transactions, will merge with and into the redomesticated NSAM, which will be renamed Colony NorthStar, Inc. NSAM shareholders will continue to own one (1) share of Colony NorthStar common stock for each share of NSAM common stock they previously owned. The holders of the Issuer’s Class A Common Stock will receive 1.4663 shares of Colony NorthStar’s Class A Common Stock for each share of the

CUSIP No. 19624R106	Page 6 of 7 Pages

Issuer’s Class A Common Stock they own, and the holders of the Issuer’s Class B Common Stock will receive 1.4663 shares of Colony Northstar’s Class B Common Stock for each share of the Issuer’s Class B Common Stock they own. NRF common shareholders will receive 1.0996 shares of Colony NorthStar’s common stock for each share of NRF common stock they own. The holders of the Issuer’s series A preferred stock, series B preferred stock and series C preferred stock will receive one share of Colony Northstar’s series F preferred stock, series G preferred stock and series H preferred stock, respectively, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption substantially similar to those of the corresponding series of the Issuer’s preferred stock. NRF has preferred stock outstanding and the holders of such preferred stock will receive shares of preferred stock of Colony NorthStar with powers, preferences, and other terms and conditions substantially the same as those of the corresponding series of the NRF’s preferred stock. Upon closing of the transaction, Mr. Barrack will be Executive Chairman of the Board of Directors of Colony NorthStar.

Concurrently with the execution of the Merger Agreement, Mr. Barrack, in his capacity as trustee of the Thomas J. Barrack Jr. Trustee U/D/T Dated 03/15/90 FBO The Barrack Family (the “Trust”), entered into a Voting and Support Agreement (the “Support Agreement”) pursuant to which, among other things, Mr. Barrack, on behalf of the Trust, agreed (i) to support the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement (the “Transactions”), including, without limitation, the Mergers, by voting or causing to be voted at any meeting of the Issuer’s shareholders all Shares held by the Trust in favor of the adoption of the Merger Agreement and the approval of the Transactions, and (ii) to oppose any acquisition proposal other than the Merger Agreement, any action that would result in breach of the Merger Agreement, and any action that would adversely affect the Mergers. The restrictions in the immediately preceding sentence shall be effective until the earlier of the effective date of the Mergers or the termination of the Merger Agreement. Subject to certain exceptions set forth in the Support Agreement, Mr. Barrack also agreed in the Support Agreement not to transfer any of the Shares beneficially owned by the Trust or the voting rights associated with such Shares until the earlier of the vote of the Issuer’s shareholders to approve the Merger Agreement and the Mergers or the termination of the Merger Agreement.

The foregoing descriptions of the Merger Agreement and Support Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Support Agreement, which are attached as Exhibit 10 and Exhibit 11, respectively, to this Amendment, which exhibits are incorporated by reference in their entirety in this Item 4. A description of the Mergers and each of the Merger Agreement, Support Agreement and other related agreements, and the transactions contemplated thereby, will be included in the Issuers Form 8-K.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Colony Capital may be deemed to be the beneficial owner of 17,604,377 Shares, which represent approximately 13.5% of the Issuer’s outstanding Shares. Colony Capital may be deemed to have sole power to vote and sole power to dispose of 17,604,377 Shares. CC Holdings may be deemed to be the beneficial owner of 18,713,164 Shares, which represent approximately 14.2% of the Issuer’s outstanding Shares. CC Holdings may be deemed to have shared power to vote and dispose of 18,713,164 Shares. By virtue of his position as control person of CC Holdings, Mr. Barrack may be deemed to be the beneficial owner of 20,023,129 Shares, which represent approximately 15.1% of the Issuer’s outstanding Shares. This number consists of (i) 782,834 Shares, (ii) 527,131 shares of Class B Common Stock, and (iii) 18,713,164 OP Units. Mr. Barrack may be deemed to have sole power to vote and sole power to dispose of 1,309,965 Shares and shared power to vote and dispose of 18,713,164 Shares.

The percentages calculated in the immediately foregoing paragraph are calculated based on a total of 113,206,171 Shares outstanding as of May 6, 2016 (based on the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2016) plus the Shares issuable upon the conversion or exchange by a

CUSIP No. 19624R106	Page 7 of 7 Pages

Reporting Person of the Class B Common Stock or OP Units, as applicable, beneficially owned by such Reporting Person.

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The members of (or investors in) Colony Capital have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective limited partnership interests (or investment percentages).

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10 – Agreement and Plans of Merger, dated as of June 2, 2016, among NorthStar Realty Finance Corp., Colony Capital, Inc., NorthStar Asset Management Group Inc., New Polaris, Inc., Sirius Merger Sub-T, LLC, NorthStar Realty Finance Limited Partnership, New Sirius Inc. and New Sirius Merger Sub, LLC.

Exhibit 11 – Voting and Support Agreement, dated as of June 2, 2016, by and among NorthStar Realty Finance Corp., NorthStar Asset Management Group Inc., Thomas J. Barrack Jr. Trustee U/D/T Dated 03/15/90 FBO The Barrack Family and Richard B. Saltzman.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 6, 2016	COLONY CAPITAL, LLC

	By:	Colony Capital Holdings, LLC, its sole member

	By:	/s/ Thomas J. Barrack, Jr.
	Name:	Thomas J. Barrack, Jr.
	Title:	Managing Member

Date: June 6, 2016	COLONY CAPITAL HOLDINGS, LLC

	By:	/s/ Thomas J. Barrack, Jr.
	Name:	Thomas J. Barrack, Jr.
	Title:	Managing Member

Date: June 6, 2016	THOMAS J. BARRACK, JR.

	By:	/s/ Thomas J. Barrack, Jr.